Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Riskified, Inc.	United States
Riskified (Shanghai) Information Technology Co., Ltd.	China
Riskified (UK) Ltd.(1)	United Kingdom
Riskified (Japan) K.K.	Japan

(1)	In December 2023 we filed an application for voluntary striking-off our United Kingdom subsidiary Riskified (UK) Ltd. We expect the voluntary striking-off process to be completed in March 2024.